NXT HOSTING CONFERENCE CALL AND OPERATIONAL UPDATE ON COLOMBIAN CONTRACT

Tuesday, June 23, 2009

NXT Energy Solutions Inc.  (“NXT” or the “company”)

“SFD” – TSX-V  “NSFDF” – NASDAQ OTCBB

CALGARY, ALBERTA- NXT is pleased to announce a teleconference and webcast where NXT’s management shall provide an operational update and a discussion of our Q1 2009 financial results.

We will specifically provide an update on the previously announced U.S. $2.3 million survey contract in Colombia.  We recently completed flight operations for this contract.  Our interpretation of the SFD® data is ongoing and we are scheduled to deliver our preliminary report to the client by the end of June.  To date we have submitted two progress invoices in aggregate for the amount of U.S. $1.9 million pursuant to this contract.

Particulars for the conference call are as follows:

Live Web Conference Call

Date:

Thursday June 25, 2009

Time:

2:30 pm MDT /4:30 pm EDT

To access the conference call please phone:

Direct:

(913) 312-1491

Toll Free:

(888) 218-8176

Ask the attendant for the “NXT Conference Call”

For those who prefer to join by webcast, an “NXT Conference Call” link will be displayed on the home page of NXT’s website at www.nxtenergy.com .

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD survey system to search for new oil and gas fields.  The company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group Inc.
505 — 3rd Street, S.W., Suite 1400	300, 1032 - 17th Avenue SW
Calgary, Alberta, Canada T2P 3E6	Calgary, AB, Canada T2T 0A5
Tel: (403) 264-7020	T: 403-410-7907
Fax: (403) 264-6442	F: 403-237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan,", ”schedule”, "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.